BRITISH COLUMBIA

Ministry of Employment and Investment
Energy and Minerals Division
Mineral Titles Branch

EVENT NUMBER: 3218879
OFFICE USE ONLY

RECEIVED
#19 OCT 21 2004 $10.00
Gold Commissioner's Office
VANCOUVER, B.C.
RECORDING STAMP

Mineral Tenure Act
SECTION 57 & 58

BILL OF SALE ABSOLUTE

INDICATE TYPE OF TITLE: MINERAL (Mineral or Placer)

MINING DIVISION: KAMLOOPS

SELLER

I, ALBERT A. ABLETT (Full Name)
3273 SHUSWAP ROAD
P.O. BOX 866
KAMLOOPS, (City) B.C. (Province)
V2C 5K6 (Postal Code) 250-573-3111 (Telephone)
Client Number: 100120

PURCHASER

Geopulse Exploration Inc. (Full Name)
1980 - 1055 W. Hastings ST. (Mailing Address)
Vancouver, (City) B.C. (Province)
V6E 2E9 (Postal Code) (604)688-8002 (Telephone)
Client Number: 147183

For and in consideration of the sum of Five Thousand dollars dollars ($ 5,000)

paid to me, do hereby sell the interest as specified below in the following mineral titles:

CLAIM NAME OR LEASE TYPE	TENURE NUMBER	PERCENTAGE OF TITLE BEING SOLD
CATHI 1	388809	100%

I declare that I have good title to these tenures and every right to sell the same, in witness whereof I have today signed my legal name.

August 12/04
(Date)

(Signature of Witness)

*(Signature of Seller)

* If a corporation, either the corporate seal or signature of a signing officer with position in corporation stated.

MTL 115 Rev. 07/03